Exhibit (d)(21)(iii)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 3 TO THE INVESTMENT ADVISORY AGREEMENT

(Invesco Small Cap Growth Portfolio)

This Amendment No. 3 to the Investment Advisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Invesco Advisers, Inc. (the “Subadviser”) with respect to Invesco Small Cap Growth Portfolio, a series of Brighthouse Funds Trust I, is entered into effective the 1st of December, 2025.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A is amended to read as follows:

Percentage of average daily net assets:

Invesco Small Cap Growth Portfolio	0.450% on the first $200 million;
0.425% on the next $200 million;
0.400% on assets over $400 million

For the purpose of calculating the sub-advisory fee for the portfolios for which the Adviser allocates investment advisory services to the Subadviser, which currently include the Invesco Balanced Risk Allocation Portfolio, Invesco Comstock Portfolio, Invesco Small Cap Growth Portfolio, and Invesco Global Equity Portfolio (collectively, with the intent to include any portfolios for which the Adviser allocates investment advisory services to the Subadviser at any given point in time, the “Invesco Subadvised Portfolios”), the Subadviser applies the following fee discount to the fee computed under the schedule above based on the average daily aggregate net assets of the Invesco Subadvised Portfolios when the amount of aggregate assets in the Invesco Subadvised Portfolios is $2.5 billion or higher: 1.5% fee reduction for assets between $0 billion and $2.5 billion, 3.0% fee reduction for assets between $2.5 billion and $5 billion, 5.0% fee reduction for assets between $5 billion and $7.5 billion, 7.5% fee reduction for assets between $7.5 billion and $10 billion, and 10% fee reduction for assets greater than $10 billion. When the amount of aggregate assets in the Invesco Subadvised Portfolios is less than $2.5 billion, the foregoing fee discount does not apply.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 24th day of November, 2025.

By:	/s/ Kristi Slavin
Name: Kristi Slavin
Title: President, Brighthouse Investment Advisers, LLC

By:	/s/ Nicole Filingeri
Name: Nicole Filingeri
Title: Vice President